

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

January 29, 2016

Anthony A. Schoen
Chief Financial Officer
First Savings Financial Group, Inc.
501 East Lewis & Clark Parkway
Clarksville, IN 47129

> **Re:** **First Savings Financial Group, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2015**
> **Filed December 29, 2015**
> **File No. 1-34155**

Dear Mr. Schoen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operation

Recognizing Improvements in Noninterest Income, page 36

1. We note on page 36 that you recognized significant improvement in levels of income for 2015 due primarily to a gain on life insurance and net gain on sales of loans. Please tell us in detail and revise future filings to disclose the facts and circumstances related to your recognition of the gain on life insurance.

Consolidated Statements of Income, page F-4

2. We note your disclosure on page F-51 that the $534,000 change in fair value related to your SBA loans held for sale at September 30, 2015 is included in net gain on sales of loans. Please revise future filings to separately disclose in noninterest income realized gains from the sale of loans from unrealized gains on loans held for sale at period end. Refer to guidance in Rule 9-04 of Regulation S-X. Please make corresponding revisions to the operating activities section of your statements of cash flows.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3437 if you have any questions.

Sincerely,

/s/ Michael Volley

Michael Volley
Staff Accountant
Office of Financial Services